Prudential World Fund, Inc.

PGIM Jennison Global Opportunities Fund

AMENDMENT TO MANAGEMENT AGREEMENT

This Amendment to Management Agreement, dated and effective as of July 1, 2022, is entered into between Prudential World Fund, Inc. ("World Fund"), on behalf of its series, PGIM Jennison Global Opportunities Fund (the "Fund"), and PGIM Investments LLC (the "Manager").

WHEREAS, World Fund and the Manager entered into a Management Agreement with respect to the Fund dated February 24, 2012, as amended (the "Management Agreement"); and

WHEREAS World Fund and the Manager have mutually agreed to revise Schedule A of the Management Agreement, in order to reduce the management fee rate pursuant to which World Fund compensates the Manager for the services provided by the Manager to the Fund under the Management Agreement.

NOW THEREFORE, the parties mutually agree as follows:

1.The management fee rate schedule appearing in Schedule A of the Management Agreement is hereby deleted in its entirety and is replaced with the following new management fee rate schedule applicable to the Fund:

Management Fee Rate:

0.825% up to $1 billion of the Fund's average daily net assets

0.800% over $1 billion to $5 billion of the Fund's average daily net assets 0.780% over $5 billion of the Fund's average daily net assets

2. The Management Agreement is unchanged in all other respects.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

PRUDENTIAL WORLD FUND, INC.

By:	/s/ Stuart S. Parker
Stuart S. Parker, President

PGIM INVESTMENTS LLC

By:	/s/ Scott E. Benjamin
Scott E. Benjamin, Executive Vice President